UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2009

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President / CFO

1. QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEET

	Millions of yen
	As of June 30, 2009
Assets
Cash and Due from Banks	¥	*2	4,169,533
Call Loans and Bills Purchased			165,208
Receivables under Resale Agreements			8,036,971
Guarantee Deposits Paid under Securities Borrowing Transactions			5,397,125
Other Debt Purchased			2,474,300
Trading Assets		*2	14,207,107
Money Held in Trust			99,160
Securities		*2, *4	34,610,244
Loans and Bills Discounted		*1, *2	67,779,546
Foreign Exchange Assets			966,227
Derivatives other than for Trading Assets			6,815,865
Other Assets		*2	3,454,450
Tangible Fixed Assets		*2, *3	874,150
Intangible Fixed Assets			402,928
Deferred Tax Assets			647,443
Customers’ Liabilities for Acceptances and Guarantees			4,039,509
Reserves for Possible Losses on Loans			(893,159)
Reserve for Possible Losses on Investments			(2)

Total Assets	¥		153,246,611

Liabilities
Deposits	¥		76,579,540
Negotiable Certificates of Deposit			9,634,504
Debentures			2,108,044
Call Money and Bills Sold			6,762,924
Payables under Repurchase Agreements			12,988,436
Guarantee Deposits Received under Securities Lending Transactions			4,654,242
Trading Liabilities			7,535,302
Borrowed Money			7,834,733
Foreign Exchange Liabilities			551,829
Short-term Bonds			406,796
Bonds and Notes			4,595,762
Due to Trust Accounts			1,007,515
Derivatives other than for Trading Liabilities			6,240,727
Other Liabilities			3,271,972
Reserve for Bonus Payments			13,752
Reserve for Employee Retirement Benefits			44,175
Reserve for Director and Corporate Auditor Retirement Benefits			1,552
Reserve for Possible Losses on Sales of Loans			32,917
Reserve for Contingencies			16,706
Reserve for Frequent Users Services			1,339
Reserve for Reimbursement of Deposits			11,285
Reserve for Reimbursement of Debentures			9,526
Reserves under Special Laws			2,127
Deferred Tax Liabilities			10,019
Deferred Tax Liabilities for Revaluation Reserve for Land			104,231
Acceptances and Guarantees			4,039,509

Total Liabilities	¥		148,459,477

Net Assets
Common Stock and Preferred Stock	¥		1,540,965
Capital Surplus			280,405
Retained Earnings			603,061
Treasury Stock			(5,312)

Total Shareholders’ Equity			2,419,120

Net Unrealized Gains (Losses) on Other Securities, net of Taxes			7,096
Net Deferred Hedge Gains, net of Taxes			74,289
Revaluation Reserve for Land, net of Taxes			146,266
Foreign Currency Translation Adjustments			(90,916)

Total Valuation and Translation Adjustments			136,735

Stock Acquisition Rights			821
Minority Interests			2,230,456

Total Net Assets			4,787,134

Total Liabilities and Net Assets	¥		153,246,611

(2) CONSOLIDATED STATEMENT OF INCOME

	Millions of yen
	For the three months ended June 30, 2009
Ordinary Income	¥		703,470
Interest Income			411,623
Interest on Loans and Bills Discounted			290,942
Interest and Dividends on Securities			74,710
Fiduciary Income			10,483
Fee and Commission Income			126,654
Trading Income			85,791
Other Operating Income			43,826
Other Ordinary Income		*1	25,091

Ordinary Expenses			718,669
Interest Expenses			130,459
Interest on Deposits			52,242
Interest on Debentures			3,550
Fee and Commission Expenses			24,969
Trading Expenses			—
Other Operating Expenses			39,157
General and Administrative Expenses			326,880
Other Ordinary Expenses		*2	197,202

Ordinary Profits (Losses)			(15,198)

Extraordinary Gains		*3	85,684

Extraordinary Losses		*4	49,691

Income before Income Taxes and Minority Interests			20,794

Income Taxes:
Current			9,114
Refund of Income Taxes			(4,148)
Deferred			(9,845)
Total Income Taxes			(4,879)

Income before Minority Interests			25,673

Minority Interests in Net Income			30,165

Net Income (Loss)	¥		(4,491)

(3) CONSOLIDATED STATEMENT OF CASH FLOWS

Millions of yen
For the three months ended June 30, 2009
Cash Flow from Operating Activities
Income before Income Taxes and Minority Interests	¥20,794
Depreciation	37,755
Losses on Impairment of Fixed Assets	307
Amortization of Goodwill	468
Gains on Negative Goodwill Incurred	(67,916)
Equity in (Income) from Investments in Affiliates	(461)
Increase (Decrease) in Reserves for Possible Losses on Loans	(14,328)
Increase (Decrease) in Reserve for Possible Losses on Investments	(0)
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	685
Increase (Decrease) in Reserve for Contingencies	(3,849)
Increase (Decrease) in Reserve for Bonus Payments	(38,103)
Increase (Decrease) in Reserve for Employee Retirement Benefits	(728)
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(885)
Increase (Decrease) in Reserve for Frequent Users Services	(11,215)
Increase (Decrease) in Reserve for Reimbursement of Deposits	(2,320)
Increase (Decrease) in Reserve for Reimbursement of Debentures	552
Interest Income - accrual basis	(411,623)
Interest Expenses - accrual basis	130,459
Losses (Gains) on Securities	35,140
Losses (Gains) on Money Held in Trust	161
Foreign Exchange Losses (Gains) - net	61,111
Losses (Gains) on Disposition of Fixed Assets	1,192
Decrease (Increase) in Trading Assets	603,600
Increase (Decrease) in Trading Liabilities	(1,331,749)
Decrease (Increase) in Derivatives other than for Trading Assets	1,140,201
Increase (Decrease) in Derivatives other than for Trading Liabilities	(1,425,486)
Decrease (Increase) in Loans and Bills Discounted	3,159,442
Increase (Decrease) in Deposits	(1,001,840)
Increase (Decrease) in Negotiable Certificates of Deposit	265,227
Increase (Decrease) in Debentures	(192,415)
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	(1,400,861)
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(743,913)
Decrease (Increase) in Call Loans, etc.	(1,548,792)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	1,254,132
Increase (Decrease) in Call Money, etc.	3,904,596
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	(201,829)
Decrease (Increase) in Foreign Exchange Assets	23,845
Increase (Decrease) in Foreign Exchange Liabilities	(40,925)
Increase (Decrease) in Short-term Bonds (Liabilities)	(101,188)
Increase (Decrease) in Bonds and Notes	64,567
Increase (Decrease) in Due to Trust Accounts	21,367
Interest and Dividend Income - cash basis	408,170
Interest Expenses - cash basis	(145,769)
Other - net	(120,169)

Subtotal	2,327,406

Cash Refunded (Paid) in Income Taxes	(16,549)

Net Cash Provided by (Used in) Operating Activities	¥2,310,857

	Millions of yen
	For the three months ended June 30, 2009
Cash Flow from Investing Activities
Payments for Purchase of Securities	¥		(16,173,966)
Proceeds from Sale of Securities			8,620,746
Proceeds from Redemption of Securities			3,161,871
Payments for Increase in Money Held in Trust			(22,900)
Proceeds from Decrease in Money Held in Trust			4,520
Payments for Purchase of Tangible Fixed Assets			(12,013)
Payments for Purchase of Intangible Fixed Assets			(19,690)
Proceeds from Sale of Tangible Fixed Assets			167
Proceeds from Sale of Intangible Fixed Assets			59

Net Cash Provided by (Used in) Investing Activities			(4,441,204)

Cash Flow from Financing Activities
Repayments of Subordinated Borrowed Money			(581)
Proceeds from Issuance of Subordinated Bonds			134,813
Payments for Redemption of Subordinated Bonds			(262,573)
Proceeds from Investments by Minority Shareholders			139,640
Repayments to Minority Shareholders			(177,518)
Cash Dividends Paid			(112,762)
Cash Dividends Paid to Minority Shareholders			(23,418)
Payments for Repurchase of Treasury Stock			(1)
Proceeds from Sale of Treasury Stock			329

Net Cash Provided by (Used in) Financing Activities			(302,071)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents			10,512

Net Increase (Decrease) in Cash and Cash Equivalents			(2,421,906)

Cash and Cash Equivalents at the beginning of the period			5,048,671
Decrease in Cash and Cash Equivalents for Exclusion from Scope of Consolidation			—
Increase (Decrease) in Cash and Cash Equivalents as a result of Merger of Consolidated Subsidiary			116,777

Cash and Cash Equivalents at the end of the period	¥	*1	2,743,542

(CHANGES OF FUNDAMENTAL AND IMPORTANT MATTERS FOR THE PREPARATION OF QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS)

For the three months ended June 30, 2009

1. Change in the Scope of Consolidation

(1) Change in the Scope of Consolidation

On May 7, 2009, Shinko Securities Co., Ltd. (which was an affiliate of MHFG) and Mizuho Securities Co., Ltd. (which was a subsidiary of MHFG) consummated a merger, under which Shinko became the surviving entity and MHSC became the dissolving entity. The trade name was changed to “Mizuho Securities Co., Ltd.” upon the merger.

In the first quarter, Mizuho Securities Co., Ltd. after the merger and 21 other companies were newly consolidated as a result of the merger between Mizuho Securities Co., Ltd. and Shinko Securities Co., Ltd. and other factors.

In the first quarter, Mizuho Securities Co., Ltd. before the merger and one other company were excluded from the scope of consolidation as they ceased to be subsidiaries as a result of dissolution upon the merger and other factors.

(2) Number of consolidated subsidiaries after the change: 165

2. Change in the Application of the Equity Method

(1) Affiliates under the equity method

 Change in affiliates under the equity method

In the first quarter, Eiwa Securities Co., Ltd. and one other company were newly included in the scope of the equity method as affiliates as a result of the merger between Mizuho Securities Co., Ltd. and Shinko Securities Co., Ltd.

In the first quarter, Shinko Securities Co., Ltd. was excluded from the scope of the equity method as it became a consolidated subsidiary as a result of the merger with Mizuho Securities Co., Ltd.

‚ Number of affiliates under the equity method after the change: 23

3. Change in the Standards of Accounting Method

(Accounting Standard for Business Combinations and others)

As “Accounting Standard for Business Combinations” (ASBJ Statement No.21, December 26, 2008), “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No.22, December 26, 2008), “Partial amendments to Accounting Standard for Research and Development Costs” (ASBJ Statement No.23, December 26, 2008), “Revised Accounting Standard for Business Divestitures” (ASBJ Statement No.7 (Revised 2008), December 26, 2008), “Revised Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No.16 (Revised 2008), released on December 26, 2008), and “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No.10 (Revised 2008), December 26, 2008) can be applied for the first business combination and business departure conducted in the fiscal year beginning on or after April 1, 2009, MHFG has applied these accounting standards and others beginning with the first quarter of fiscal 2009.

(SIMPLIFIED ACCOUNTING METHODS)

For the three months ended June 30, 2009

1. Depreciation

As for tangible fixed assets that are depreciated by the declining-balance method, the depreciation expense is computed by the proportional distribution of the depreciation expense for the fiscal year.

2. Reserves for Possible Losses on Loans

For the claims mentioned below, reserves for possible losses on loans are maintained at the estimated rate of losses for the fiscal 2008.

 The claims other than the claims extended to “Bankrupt Obligors” and “Substantially Bankrupt Obligors.”

‚ The claims other than the claims extended to “Intensive Control Obligors” for which reserves are provided for the losses estimated for each individual loan.

(CHANGES IN PRESENTATION OF FINANCIAL STATEMENTS)

For the three months ended June 30, 2009

(Quarterly consolidated statement of income)

As “Cabinet Office Ordinance Partially Revising Regulation on Terminology, Forms and Preparation of Financial Statements” (Cabinet Office Ordinance No.5, March 24, 2009) can be applied from the beginning of the fiscal year which begins on or after April 1, 2009 based on “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No.22, December 26, 2008), MHFG has presented “Income before Minority Interests” beginning with the first quarter of fiscal 2009.

(NOTES TO CONSOLIDATED BALANCE SHEET)

Notes as of June 30, 2009

1.	Loans and Bills Discounted include the following:

Loans to Bankrupt Obligors:	¥127,303 million
Non-Accrual Delinquent Loans:	¥707,132 million
Loans Past Due for Three Months or More:	¥22,454 million
Restructured Loans:	¥512,601 million

The above amounts are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

2.	The following assets were pledged as collateral:

Trading Assets:	¥6,445,455 million
Securities:	¥11,051,081 million
Loans and Bills Discounted:	¥10,496,505 million
Other Assets:	¥1,124 million
Tangible Fixed Assets:	¥270 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others were collateralized, and margins for futures transactions were substituted by Cash and Due from Banks of ¥17,197 million, Trading Assets of ¥519,565 million, Securities of ¥2,365,874 million and Loans and Bills Discounted of ¥19,204 million. Other Assets includes guarantee deposits of ¥122,232 million, collateral pledged for derivatives transactions of ¥682,720 million, margins for futures transactions of ¥56,863 million and other guarantee deposits of ¥38,298 million.

3.	Accumulated Depreciation of Tangible Fixed Assets amounted to ¥776,625 million.

4.	Liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) amounted to ¥1,233,768 million.

(NOTES TO CONSOLIDATED STATEMENT OF INCOME)

For the three months ended June 30, 2009

1.	Other Ordinary Income includes gains on sales of stocks of ¥14,404 million.

2.	Other Ordinary Expenses includes expenses of ¥60,643 million related to credit risk mitigation transactions, losses on write-offs of loans of ¥51,079 million, provision for reserves for possible losses on loans of ¥36,570 million, and expenses on derivatives related to stocks and others of ¥27,373 million.

3.	Extraordinary Gains includes gains of ¥67,916 million on negative goodwill incurred as a result of the merger between Mizuho Securities Co., Ltd. and Shinko Securities Co., Ltd. and gains on recovery of written-off claims of ¥17,610 million.

4.	Extraordinary Losses includes losses on change in equity position as a result of the merger of Mizuho Securities Co., Ltd. of ¥34,408 million and losses related to gradual acquisition of Shinko Securities Co., Ltd. of ¥13,670 million.

(NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS)

For the three months ended June 30, 2009

1.	Cash and Cash Equivalents at the end of the quarterly period on the consolidated statement of cash flows reconciles to Cash and Due from Banks on the quarterly consolidated balance sheet as follows:

As of June 30, 2009	Millions of yen
Cash and Due from Banks	¥4,169,533
Due from Banks excluding central banks	(1,425,990)

Cash and Cash Equivalents	¥2,743,542

2.	Significant non-fund transaction:

Amount and breakdown of assets received and liabilities undertaken as a result of the merger between Mizuho Securities Co., Ltd. and Shinko Securities Co., Ltd. are as follows:

Millions of yen
Total assets:	¥2,321,155
Trading assets included in the above:	1,008,003
Total liabilities:	2,020,673
Trading liabilities included in the above:	671,840

(INFORMATION FOR SHAREHOLDERS’ EQUITY)

1. Types and number of issued shares and of treasury stock are as follows:

Thousands of Shares
As of June 30, 2009
Issued shares
Common stock	11,179,164
Eleventh Series Class XI Preferred Stock	914,752
Thirteenth Series Class XIII Preferred Stock	36,690

Total	12,130,606

Treasury stock
Common stock	9,628
Eleventh Series Class XI Preferred Stock	2,921

Total	12,549

2. Stock acquisition rights and treasury stock acquisition rights are as follows:

Category		Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)	Balance as of June 30, 2009 (Millions of yen)
MHFG	Stock acquisition rights (Treasury stock acquisition rights)	—	— (—)	— (—)

	Stock acquisition rights as stock option	—		706

Consolidated subsidiaries		—		115 (—)

Total		—		821 (—)

3. Cash dividends distributed by MHFG are as follows:

Resolution			Types	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
	June 25, 2009		Common Stock	111,676	10	March 31, 2009	June 25, 2009	Retained earnings

[	Ordinary General Meeting of Shareholders	]	Eleventh Series Class XI Preferred Stock	18,239	20	March 31, 2009	June 25, 2009	Retained earnings

			Thirteenth Series Class XIII Preferred Stock	1,100	30	March 31, 2009	June 25, 2009	Retained earnings

4. Significant changes in the amount of shareholders’ equity

	Millions of yen
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of March 31, 2009	1,540,965	411,318	608,053	(6,218)	2,554,119
Changes for the three months ended June 30, 2009
Cash Dividends	—	—	(131,015)	—	(131,015)
Net Loss	—	—	(4,491)	—	(4,491)
Repurchase of Treasury Stock	—	—	—	(1)	(1)
Disposition of Treasury Stock	—	—	(578)	907	329
Transfer from Capital Surplus to Retained Earnings Caused by Coping with a Loss of a Subsidiary	—	(130,913)	130,913	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	181	—	181
Total Changes for the three months ended June 30, 2009	—	(130,913)	(4,991)	905	(134,998)
Balance as of June 30, 2009	1,540,965	280,405	603,061	(5,312)	2,419,120

(SEGMENT INFORMATION)

Segment Information by Type of Business

For the three months ended June 30, 2009	Millions of yen
	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income

(1) Ordinary Income from outside customers	573,781	106,670	23,019	703,470	—	703,470

(2) Inter-segment Ordinary Income	8,410	6,017	28,316	42,745	42,745	—

Total	582,192	112,687	51,335	746,216	42,745	703,470

Ordinary Profits (Losses)	(41,357)	32,060	(178)	(9,475)	5,722	(15,198)

Notes:	1.	Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

	2.	Major components of type of business are as follows:

		(1)	Banking Business: banking and trust banking business

		(2)	Securities Business: securities business

		(3)	Other: investment advisory business and others

Segment Information by Geographic Area

For the three months ended June 30, 2009	Millions of yen
	Japan	Americas	Europe	Asia/Oceania excluding Japan	Total	Elimination	Consolidated Results
Ordinary Income

(1) Ordinary Income from outside customers	542,620	51,374	77,862	31,613	703,470	—	703,470

(2) Inter-segment Ordinary Income	57,870	36,099	2,145	465	96,580	96,580	—

Total	600,491	87,474	80,007	32,078	800,051	96,580	703,470

Ordinary Profits (Losses)	44,782	14,451	(38,267)	9,779	30,746	45,944	(15,198)

Notes:	1.

Geographic analyses are presented based on geographic contiguity, similarities in economic activities and correlation between business operations.

Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

	2.	Americas includes the United States of America and Canada, etc., Europe includes the United Kingdom, etc. and Asia/Oceania includes Hong Kong and the Republic of Singapore, etc.

	3.	With respect to the credit investments in securitization products made as an alternative to loans by the European and North American offices of our domestic consolidated banking subsidiaries, given the current situation in which the volume of actual transactions is extremely limited and there exists a considerable gap between the offers and bids of sellers and buyers, we determined that valuations obtained from brokers and information vendors cannot be deemed to be the fair value, and we applied reasonably calculated prices based on the reasonable estimates of our management as fair value. As a result, for the first quarter of fiscal 2009, compared to applying valuations obtained from brokers and information vendors as fair value, Ordinary Income increased in Europe by ¥920 million, and Ordinary Losses decreased in Europe by ¥16,704 million.

Ordinary Income from Overseas Entities

For the three months ended June 30, 2009	Millions of yen
Ordinary Income from Overseas Entities	160,850

Total Ordinary Income	703,470

Ordinary Income of Overseas Entities’ Ratio (%)	22.8

Notes:	1.	Ordinary Income from Overseas Entities is presented in lieu of Sales as utilized by non-financial companies.

	2.	Ordinary Income from Overseas Entities represents Ordinary Income recorded by overseas branches of domestic subsidiaries and overseas subsidiaries excluding inter-segment Ordinary Income. Geographical analyses of Ordinary Income from Overseas Entities are not presented as no such information is available.

(NOTES TO SECURITIES)

Notes as of June 30, 2009

In addition to “Securities” on the quarterly consolidated balance sheet, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

1.	Bonds Held to Maturity which have readily determinable fair value:

	Millions of yen
As of June 30, 2009	Amount on Consolidated BS	Fair Value	Unrealized Gains/Losses (Net)
Japanese Government Bonds	¥200,203	¥201,360	¥1,156
Japanese Local Government Bonds	—	—	—
Other	86,418	86,980	562

Total	¥286,621	¥288,340	¥1,719

Note: Fair value is primarily based on the market price at the consolidated balance sheet date.

2.	Other Securities which have readily determinable fair value:

	Millions of yen
As of June 30, 2009	Acquisition Cost	Amount on Consolidated BS	Unrealized Gains/Losses (Net)
Japanese Stocks	¥2,768,961	¥3,060,382	¥291,421
Japanese Bonds	22,493,936	22,557,176	63,239
Japanese Government Bonds	21,381,538	21,449,925	68,386
Japanese Local Government Bonds	129,143	130,538	1,394
Japanese Short-term Bonds	—	—	—
Japanese Corporate Bonds	983,254	976,712	(6,541)
Other	8,091,678	7,819,806	(271,872)
Foreign Bonds	5,239,367	5,155,712	(83,654)
Other Debt Purchased	1,813,037	1,792,990	(20,046)
Other	1,039,274	871,102	(168,171)
Total	¥33,354,576	¥33,437,365	¥82,788

Notes:	1.	Net Unrealized Gains includes ¥60,551 million which was recognized in the consolidated statement of income by applying the fair-value hedge method and others.

	2.	Fair value of Japanese stocks is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.

(Additional Information)

1. Floating-rate Japanese Government Bonds

For Floating-rate Japanese Government Bonds within Securities, based on our determination that current market prices may not reflect fair value due to the extremely limited volume of actual transactions, our domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary have applied reasonably calculated prices as book value for the first quarter of fiscal 2009.

As a result, compared to applying market price as book value, Securities increased by ¥99,013 million, Deferred Tax Assets decreased by ¥17,241 million, Net Unrealized Gains on Other Securities, net of Taxes increased by ¥77,981 million and Minority Interests increased by ¥3,791 million.

In deriving the reasonably calculated price, we used the Discounted Cash Flow Method as well as other methods. The price decision variables include the yield of 10-year Japanese Government Bonds and the volatilities of interest rate swap options for 10-year Japanese Government Bonds as underlying assets.

2. Securitization Products

With respect to the credit investments in securitization products made as an alternative to loans by the European and North American offices of our domestic consolidated banking subsidiaries, given the current situation in which the volume of actual transactions is extremely limited and there exists a considerable gap between the offers and bids of sellers and buyers, we determined that valuations obtained from brokers and information vendors cannot be deemed to be the fair value, and we applied reasonably calculated prices based on the reasonable estimates of our management as fair value.

As a result, as of June 30, 2009, compared to applying valuations obtained from brokers and information vendors as fair value, Securities increased by ¥176,597 million, Net Unrealized Gains on Other Securities, net of Taxes increased by ¥33,289 million, and Deferred Tax Assets decreased by ¥8,640 million. In addition, for the first quarter of fiscal 2009, Other Operating Income increased by ¥920 million, losses due to the discontinuation of business regarding credit investments primarily in Europe within Other Ordinary Expenses increased by ¥177 million, and Other Operating Expenses decreased by ¥15,961 million, which led to a decrease in Ordinary Losses of ¥16,704 million.

The book value that was reasonably calculated based on the reasonable estimates of our management mentioned above is ¥550,478 million. In deriving reasonably calculated prices based on the reasonable estimates of our management mentioned above, we used the Discounted Cash Flow Method. The price decision variables include default rates, recovery rates, pre-payment rates and discount rates, and the subject Securities included Residential Mortgage-Backed Securities, Collateralized Loan Obligations, Commercial Mortgage-Backed Securities and other Asset Backed Securities.

(NOTES TO MONEY HELD IN TRUST)

As of June 30, 2009

1.	Money Held in Trust Held to Maturity:

There was no Money Held in Trust held to maturity.

2.	Other (other than for investment purposes and held to maturity purposes)

	Millions of yen
As of June 30, 2009	Acquisition Cost	Amount on Consolidated BS	Unrealized Gains/Losses (Net)
Other	¥2,648	¥2,626	¥(21)

Note:	Fair value of Other is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date and other.

(MATTERS RELATED TO COMBINATION AND OTHERS)

For the three months ended June 30, 2009

Mizuho Securities Co., Ltd. (“former MHSC”), MHFG’s consolidated subsidiary, and Shinko Securities Co., Ltd. (“Shinko”), an affiliate under the equity method, signed the merger agreement following the resolutions of respective board meetings on March 4, 2009. Upon the approval of the merger agreement at the respective general shareholders meetings held on April 3, 2009, the merger (“Merger”) took effect on May 7, 2009.

 Name of the acquired company, business type, major reasons for the combination, date of the combination, legal form of the combination, name of the company after the combination, voting rights ratio, and grounds for determination of the acquiring company

a. Name of the acquired company	Shinko Securities Co., Ltd.

b. Business type	Financial Instruments Business

c. Major reasons for the combination	It was determined that it is necessary, as a member of the Mizuho Financial Group, to leverage Shinko’s strength as a securities arm of a banking institution, to become more competitive in a market where there is now greater uncertainty, to improve our service providing-capabilities to our clients and furthermore to reestablish our business to enable us to offer competitive cutting-edge financial services on a global basis.

d. Date of the combination	May 7, 2009

e. Legal form of the combination	Shinko is the surviving entity, and the former MHSC is the dissolving entity.

f. Name of the company after the combination	Mizuho Securities, Co., Ltd.

g. Voting rights ratio	Voting rights ratio held before the combination: 27.32% Voting rights ratio additionally obtained on the combination date: 32.19% Voting rights ratio after acquisition: 59.51%

h. Grounds for determination of the acquiring company	As Mizuho Corporate Bank, Ltd., a shareholder of the former MHSC which is the legal dissolving entity, holds over half of the new company’s voting rights as a result of the Merger, the former MHSC is the acquiring company and Shinko is the acquired company under Accounting Standard for Business Combinations.

‚ Period of the acquired company’s results included in the quarterly consolidated financial statements

From May 7, 2009 to June 30, 2009

ƒ Acquisition cost and its breakdown of the acquired company

Consideration for acquisition: Common stock of the former MHSC	¥107,864 million
Expenses directly necessary for the combination: Advisory fees and others	¥118 million
Acquisition cost:	¥107,983 million

„ Merger ratio, calculation method, number of new shares to be issued, and gains and losses on gradual acquisition

a. Merger ratio:

Company Name	Shinko (surviving entity)	Former MHSC (dissolving entity)
Merger Ratio	1	122

b. Calculation method of merger ratio:

For the sake of fairness in calculating the merger ratio, Shinko and the former MHSC appointed a third-party for valuations respectively. Both companies made the final determination of the validity of the merger ratio based on the careful exchange of views between the two companies, taking into account the financial and asset situation of the two companies and other factors in a comprehensive manner.

c. Number of new shares to be issued:

Shares of common stock: 815,570,000 shares

d. Gains and losses on gradual acquisition: ¥(13,670) million (included in Extraordinary Losses)

… Amount, cause, and accounting method of negative goodwill incurred

a. Amount of negative goodwill incurred: ¥67,916 million (included in Extraordinary Gains)

b. Cause:

Difference between the amount corresponding to MHFG’s equity position in the acquired company and the acquisition cost

c. Accounting method:

Recorded as profits for the fiscal year in which the negative goodwill incurred due to early adoption of “Accounting Standard for Business Combinations” (ASBJ Statement No.21, December 26, 2008).

† Amount and breakdown of assets received and liabilities undertaken on the combination date

a. Assets:

Total assets:	¥2,321,155 million
Trading assets included in the above:	¥1,008,003 million

b. Liabilities:

Total liabilities:	¥2,020,673 million
Trading liabilities included in the above:	¥671,840 million

‡ Amount allocated to Intangible Fixed Assets other than goodwill, breakdown by major type, and weighted-average amortization period in total and by major type

a. Amount allocated to Intangible Fixed Assets:	¥73,949 million
b. Breakdown by major type:
Customer-Related Assets:	¥73,949 million
c. Weighted-average amortization period in total and by major type:
Customer-Related Assets:	16 years

ˆ Gains and losses on the change in equity position due to the merger of the acquiring company: ¥(34,408) million (included in Extraordinary Losses)

(SUBSEQUENT EVENTS)

For the three months ended June 30, 2009

MHFG’s Board of Directors, at the meeting held on July 1, 2009, resolved to issue new shares and conduct a secondary offering of its shares, and to withdraw the shelf registration (registered on May 15, 2009) statement in Japan for future equity issuances as described below.

(1) Issuance of New Shares by way of Offering (Public Offering)

 Number of Shares to be Offered:	2,804,400,000 shares
‚ Total Amount to be Paid:	¥494,696,160,000
ƒ Payment Date:	July 23, 2009

(2) Secondary Offering of Shares (Japanese Secondary Offering by way of Over-Allotment)

 Number of Shares to be Sold:	195,600,000 shares
‚ Total Amount of Selling Price:	¥35,990,400,000
ƒ Delivery Date:	July 24, 2009

(3) Issuance of New Shares by way of Third-Party Allotment

 Number of Shares to be Issued:	195,600,000 shares
‚ Total Amount to be Paid:	¥34,503,840,000
ƒ Payment Date:	August 5, 2009

As a result of the issuance of new shares, MHFG’s “Common Stock and Preferred Stock” increased by ¥264,600,000,000 and “Capital Surplus” increased by ¥264,600,000,000.

(Additional Information)

(Issuance of new shares by the spread method)

The spread method is adopted for the issuance of new shares (2,804,400 thousand shares) with the payment date of July 23, 2009. By such method, the new shares are underwritten and purchased by the underwriters at the amount to be paid to MHFG (176.40 yen per share), and sold to the investors at the issue price (184.00 yen per share) which is different from the amount to be paid.

The aggregate amount of the difference between (a) the issue price and (b) the amount to be paid to MHFG shall be retained by the underwriters, which shall be allocated to each of the underwriters as underwriting fees by the spread method.